UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for January 26, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Trading statement for the six months ended
31 December 2016


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


Trading statement for the six months ended 31 December 2016


Sasol's earnings per share (EPS) for the six months ended
31 December 2016 are expected to increase by between 12% and 22% (approximating R1,44 to R2,63 per share) compared to the 2016 financial half year (prior period) EPS of R11,97. Headline earnings per share (HEPS) for the same period are expected to decrease by between 34% and 44%
(approximating R8,26 to R10,68 per share) from the prior period HEPS of R24,28.

Overall, Sasol delivered a strong business performance across most of the value chain. Secunda Synfuels' production volumes increased by 1% and our Eurasian operations increased production volumes by 8% on the back of stronger product demand. Natref's production volumes were down 7% mainly due to planned shutdowns during the period under review. Normalised sales volumes increased by 11% for our Base Chemicals business and 2% for our Performance Chemicals business compared to the prior period mainly on the back of stronger demand, higher chemical margins and improved plant stability. Liquid fuels sales volumes decreased by 2% due to the Natref planned shutdowns and more volumes allocated to the higher margin yielding chemical businesses. ORYX GTL achieved a utilization rate of 95% with the run-rate of production in line with previous market guidance provided. A detailed production summary and key business performance metrics for the first half of the 2017 financial year for all our businesses are available on our website, www.sasol.com.

We have seen a steady and continued recovery in global oil and product prices during the period under review. Normalised cash fixed costs continued to trend well within inflation for the period under review. HEPS was however negatively impacted by the following items:

* Although the average rand/US dollar exchange rate weakened by 3% to R13,99 during the period under review, the closing rand/US dollar exchange rate, however, strengthened to R13,74 at 31 December 2016 (30 June 2016 - R14,71)
resulting in translation losses of approximately R1,3 billion on the valuation of the balance sheet compared to translation gains of R2,6 billion, which includes foreign exchange contracts, recognised in the prior period. The valuation impact of the stronger closing exchange rate for the period under review negatively impacted earnings by approximately R1,46 per share;

* The impact of labour actions at our Secunda mining operations, during the six month period, resulted in a 16% decrease in mining production volumes and significantly higher once-off costs to ensure a continuous supply of coal to our Secunda Synfuels Operations. The additional net cost associated with the labour action is estimated at approximately R1 billion or R1,06 per share; and

* Once-off items in the prior year of R2,3 billion or R3,77 per share relating mainly to the reversal of the Escravos
GTL provision.

Our results for the first half of the 2017 financial year may be further affected by any adjustments resulting from our half year-end closure process. This may result in a change in the estimated earnings noted above. This trading statement only deals with the comparison to the first half of the 2016 financial year.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the six months ended 31 December 2016 will be announced on Monday, 27 February 2017.


26 January 2017
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited


Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our Business Performance Enhancement Programme and Response Plan. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 27 September 2016 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date January 26, 2017		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary